UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

HEALTHTRONICS, INC.

(Name of Subject Company)

HEALTHTRONICS, INC.

(Names of Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

42222L107

(CUSIP Number of Class of Securities)

Clint B. Davis

Senior Vice President and General Counsel

HealthTronics, Inc.

9825 Spectrum Drive, Building 3

Austin, Texas 78717

(512) 328-2892

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael F. Meskill

Jackson Walker L.L.P.

100 Congress Avenue, Suite 1100

Austin, Texas 78701

(512) 236-2000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FINAL TRANSCRIPT

Conference Call Transcript ENDP - Endo Pharmaceuticals Conference Call to Discuss Acquisition of HealthTronics Inc. Event Date/Time: May 05, 2010 / 09:30PM GMT

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FINAL TRANSCRIPT

May 05, 2010 / 09:30PM GMT, ENDP - Endo Pharmaceuticals Conference Call to Discuss Acquisition of HealthTronics Inc.

CORPORATE PARTICIPANTS

Blaine Davis

Endo Pharmaceuticals - IR

Dave Holveck

Endo Pharmaceuticals - President, CEO

James Whittenburg

HealthTronics - President, CEO

Julie McHugh

Endo Pharmaceuticals - COO

Alan Levin

Endo Pharmaceuticals - EVP, CFO

CONFERENCE CALL PARTICIPANTS

Rich Silver

Barclays Capital - Analyst

Annabel Saminy

Thomas Weisel Partners - Analyst

Gregg Gilbert

Bank of America Merrill Lynch - Analyst

Jim Dawson

Buckingham Research Group - Analyst

Ian Sanderson

Cowen and Company - Analyst

John Newman

Oppenheimer & Company - Analyst

Elliot Wilbur

Needham & Company - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Endo Pharmaceuticals to acquire HealthTronics conference call. My name is Sally, and I’ll be your operator for today. At this time all participants are in listen-only mode. Later we will conduct a question-and-answer session. (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded for replay purposes.

I would now like to turn your conference over to your host today, Blaine Davis, Vice President Corporate Affairs. Please proceed.

Blaine Davis - Endo Pharmaceuticals - IR

Thanks very much. Good evening, everyone, and thank you for joining us. With me on this evening’s call are Dave Holveck, President and CEO of Endo Pharmaceuticals; Alan Levin, Executive Vice President and Chief Financial Officer of Endo; Julie McHugh, Chief Operating Officer of Endo; and James Whittenburg, President and CEO of HealthTronics.

After our prepared remarks we’ll open the call to your questions. I want to remind you that any forward-looking statements by Management are covered under the Private Securities Litigation Reform Act of 1995 and subject to change, risks and uncertainties described in today’s press release and in our filings with the SEC.

FINAL TRANSCRIPT

May 05, 2010 / 09:30PM GMT, ENDP - Endo Pharmaceuticals Conference Call to Discuss Acquisition of HealthTronics Inc.

In addition, during the course of this call, we remain refer to non-GAAP financial measures that are not prepared in accordance with accounting principles generally accepted in the United States and that may be different from non-GAAP financial measures used by to her companies.

Investors are encouraged to review Endo’s current report on Form 8-K filed with the SEC for Endo’s reasons for including those non-GAAP financial measures in its announcement.

The reconciliation of non-GAAP financial measures, for the most directly comparable GAAP financial measures, is contained in our press release issued this afternoon.

The tender offer described during the course of this call has not yet commenced, and the statements made during this call constitute neither an offer to purchase, nor a solicitation of an offer to sell securities. At the time the tender is commenced, Endo will file a tender offer statement with the SEC.

Investors and HealthTronics shareholders are advised to read the tender offer statement, including an offer to purchase, letter of transmittal and related tender offer documents and the related solicitation recommendation statement that will be filed by HealthTronics with the SEC because they will contain important information. These documents will be available on the SEC’s website at www.sec.gov.

In addition, a copy of the tender, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents, once they become available, may be obtained by directing a request to Endo at www.endo.com or Endo Pharmaceuticals, 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317, Attention to the Corporate Secretary’s Office.

For those of you on the call, you’ll be able to follow today’s teleconference via the web. We’ll be covering material in a slide presentation that is available within the Investor section at www.endo.com. We’ll start today’s presentation on slide number three.

And with that, I’d like to turn the call over to Dave.

Dave Holveck - Endo Pharmaceuticals - President, CEO

Thanks, Blaine. I’m very excited about opportunity to acquire HealthTronics and an exclusive right to negotiate the acquisition of Medical Enterprise Group. Each company offers unique opportunities to expand our urology business and each brings the kind of high-value medical solutions that Endo is after. Together, they represent exactly the kind of deals we’re pursuing to build our business across multiple therapeutic categories, in this case in urology.

With HealthTronics we’re acquiring the leading urology service company in the United States, with broad service competencies across multiple technologies. As a wholly owned subsidiary of Endo, HealthTronics will further diversify our revenue stream, enhance our proximity and access to urologists and utilize a unique platform and an experienced management team that will continue to run this business successfully as they have for many years.

The proposed deal is accretive to Endo and will increase our revenues, expand our healthcare solution offerings, grow our EPS and enhance shareholder value.

But the real opportunity for us is not so much in cross-selling each other’s products but in becoming the provider of multiple healthcare solutions and services that fill some critical gaps in patient care. That’s how we want to build and grow our business.

The value we want to bring our customers won’t just happen by delivering the best products. We want to offer the best medical solutions. We want to help doctors treat their patient’s conditions as effectively and comprehensively as possible, which means helping them find the best combinations of drugs, devices and services. We want to facilitate those treatment decisions. And the only way we can do this credibly is by understanding and offering the best range of options.

That’s the vision we’ve been implementing over the past two years, and I believe it’s where the greatest value in healthcare can be created and captured.

FINAL TRANSCRIPT

May 05, 2010 / 09:30PM GMT, ENDP - Endo Pharmaceuticals Conference Call to Discuss Acquisition of HealthTronics Inc.

The acquisition of HealthTronics is consistent with this philosophy and puts Endo on the path of becoming a premier provider of care in urology. That’s a fantastic opportunity for all of our stakeholders-- patients, physicians, payers, employees and our shareholders. It’s also the path we’re pursuing in oncology and pain management where we want to grow by finding and filling the gaps in patient care, so we can offer total-care solutions, not just great individual products and services.

With our exclusive right to negotiate for an acquisition of Medical Enterprise Group, we have the potential to acquire Synergo, a very promising, minimally invasive therapy to treat bladder cancer that would complement our existing bladder cancer products’ portfolio and pipeline.

The Synergo device is currently sold in Europe and Israel and has been recommended by the FDA’s Advisory Committee here in the US. Simply put, Synergo represents the kind of innovative technology Endo will seek to enhance our investment in our areas of therapeutic focus such as bladder cancer.

Now I’ll turn the call over to HealthTronics CEO James Whittenburg, to describe the HealthTronics business in greater detail. James?

James Whittenburg - HealthTronics - President, CEO

Thank you, Dave. Good afternoon. I’ll pick up the presentation from Slide 5. I share Dave’s enthusiasm on this announcement. The proposed transaction offers HealthTronics shareholders an attractive valuation while creating a promising future for the business based on value that Endo brings to the table.

For those of you not familiar with HealthTronics, we are a leading provider of urology services in the United States. Over the last decade we have built an extremely broad and deep channel in urology by focusing on a mission to deliver care solutions with our physician partners in ways that improve both patient care and the physician’s practice economics.

We are the largest service provider nationally for lithotripsy laser BPH and cryosurgery, and we are pursuing growth in other areas adjacent to our core services, including anatomic pathology. Page 6 depicts the nature of our position in the urology marketplace. Our business is premised on a unique relationship with almost one-third of the actively practicing urologists in the United States spanning 48 states. The urologist is at the center of our model, whether as a co-investor, technology advisor or customer.

Our platform is extremely well diversified based on the number of urologists and its geographic scope. Because our relationships with urologists are consultative in nature and reflect a close alignment and interest, our channel uniquely positions us to efficiently deploy innovative healthcare solutions.

We represent an unparalleled path to market for manufacturers. Our national platform enables us to couch a wide range of services within a number of different turnkey delivery models that fulfill our mission of improving patient care and practice economics for both large and small practices.

Our experienced management team remains in place and has successfully demonstrated its ability to build and leverage our current platform to create value for shareholders, partners and patients alike.

On Page 7 you see a breakout of our key businesses.

Lithotripsy primarily involves mobilizing a shockwave technology in partnership with urologists to treat kidney stones. In prostate therapies we offer compelling delivery models for treatment of benign prostate enlargement using a laser technology, treatment of prostate cancer using a proprietary cryoablation technology and treatment of prostate cancer using cancer centers for development-- for deployment of state of the art radiation therapy.

Our anatomic pathology business is currently focused in urology and provides a consultative solution for the full spectrum of physician practices regardless of size.

Finally, we have a very strong device, maintenance and consumables business that leverages our relationships across the other businesses. We are eager to begin evaluation new opportunities to leverage unique channel in combination with Endo. And we believe that Endo’s vision, financial strength and development resources will further pursuit of our mission to bring healthcare solutions to market, then improve patient care and practice economics.

FINAL TRANSCRIPT

May 05, 2010 / 09:30PM GMT, ENDP - Endo Pharmaceuticals Conference Call to Discuss Acquisition of HealthTronics Inc.

I’ll turn the call over to Julie McHugh. Julie?

Julie McHugh - Endo Pharmaceuticals - COO

Thank you, James. I’ll pick the presentation up from slide number eight.

We believe there are several ways Endo will enhance HealthTronics continued growth and success. The first is to grow the business organically by bringing HealthTronics anatomical pathology and cryoablation equipment services to urologists that Endo calls on today. We expect that this effort can begin shortly after the close of the deal and will enhance the healthcare solutions we provide to urologists and drive additional revenue.

We have an exceptional field force of urology representatives to support the HealthTronics team with expanded reach and presence. We plan to expand the relationship with additional urologists as this acquisition enhances the medical solutions offered by Endo and HealthTronics together.

We also plan to support HealthTronics’ continued growth through M&A, and we’re prepared to support that activity with commitment of our capital. Endo has exceptional cash flow from our core businesses in pain, urology and generics, and we plan to put this cash flow to work by expanding the HealthTronics model, which will enhance Endo’s overall growth trajectory.

HealthTronics has a great record of success in integrating new people and technology into the Company, and we want to support that and ensure that they remain the partner of choice for urologists and device manufacturers.

The unique channel that HealthTronics has established with urologists, combined with our ability to invest in innovative therapeutics and devices, our internal and virtual R&D capabilities and our current pharmaceutical focused in urology is an extremely valuable combination for physicians we serve and our business overall.

Let’s move now to slide number nine.

Our right to negotiate with Medical Enterprises Group is focused on the Synergo device for bladder cancer, whose registration is pending with the FDA and which received a unanimous FDA panel for approval in the United States.

The Synergo system delivers heat using a radio frequency ablation catheter, and while monitoring the temperature of the bladder, circulates a cool, chemotherapeutic solution to the tumor site. The clinical data we’ve seen is very impressive, and as Dave suggested, represents the kind of drug device innovation that can improve the care pathways for bladder cancer patients.

With HealthTronics we will be able to bring this potentially game-changing technology to urology practices through their mobile service platform. We’re excited about the potential of this technology and believe it complements extremely well our growing urology oncology pharmaceutical product line.

As we have previously described the care pathway concept, we believe that this device begins to fill out our investment in an area like bladder cancer. Our current on-market product, Valstar, which is utilized for refractory bladder patients; Urocidin, a product in Phase 3 development, which has the opportunity to be used earlier in the treatment pathway; and potentially (inaudible), which has utilized the following transfer-- your (inaudible) resection of the bladder tumor are clear examples of how Endo plans to enhance patient outcomes through the identification of (inaudible) in the patient care pathway.

Let’s move now to slide number 10.

HealthTronics addresses a wide array of urology conditions, patients and markets with an impressive collection of products and procedure services. They range from EPH laser treatments, prostate cancer cryotherapy and lithotripsy to— for kidney stones to medical pathology services.

We both offer products and services to treat prostate cancer, which means we can collectively expand our reach by offering more complete healthcare solutions to more urologists. In addition, their core expertise in medical devices manufacturing and urology procedure complements extremely well our expertise in researching clinical development and managed care contracting.

FINAL TRANSCRIPT

May 05, 2010 / 09:30PM GMT, ENDP - Endo Pharmaceuticals Conference Call to Discuss Acquisition of HealthTronics Inc.

Together, we can leverage our unique strength, influence a wider physician audience and track more closely how standards of care are changing in urology. I’m very excited about what our two organizations can do for patients, for our customers and for each other.

Now I’ll turn the call over to Alan to review the transaction term and the financial aspects of today’s announcement. Alan?

Alan Levin - Endo Pharmaceuticals - EVP, CFO

Thank you, Julie. I’ll pick up from slide number 11. First, let me say we are extremely excited about this deal. Acquiring HealthTronics fits our business development strategy and it is accretive to our adjusted diluted earnings per share right off the bat in 2010.

We’re paying $223 million cash for HealthTronics. We think this represents a level of investment that is readily sustainable by the operating cash flows produced by our current operations.

After this deal closes, we expect to have approximately $900 million of cash and marketable securities available to pursue additional business development opportunities. We expect that HealthTronics will enhance our revenue line by about $80 million in 2010 and will add $0.05 of accretion to our 2010 adjusted diluted earnings per share.

In a moment, I’ll describe our financial guidance further. Please keep in mind that we assume that the HealthTronics transaction will close sometime in the third quarter. Additionally, we have acquired the exclusive right to negotiate to acquire Medical Enterprises Group.

Let’s turn now to Slide 12.

Assuming a transaction close date for the acquisition of HealthTronics early in the third quarter, we now expect to deliver revenues of between $1.63 bill and $1.68 billion. At current exchange rates, we estimate adjusted diluted earnings per share in the range of $3.20 to $3.25 this year.

Reported or GAAP diluted earnings per share is expected to be within the range of $2.06 to $2.14 this year.

As part of the bridge from reported diluted earnings to adjusted diluted earnings, we expect approximately $40 million of adjusting items related to this deal. Primarily this will be driven by transaction, retention and other costs, but with some allowance for purchase accounting relating to intangibles.

Part of the value we see in this transaction comes from the retention of experienced, effective teams.

A full reconciliation of projected reported diluted earnings per share to adjusted diluted earnings per share is available in the announcement of this transaction this afternoon and can also be found in the appendix of the slides that we have reviewed on this conference call.

Before closing though, I’d like to provide some additional detail to assist our analysts with their model-building process.

On an adjusted basis, HealthTronics carries lower SG&A costs as a percentage of revenues than our core pharmaceuticals business. And additionally, it does not carry an R&D expense structure. As a result, we now expect the combination of SG&A and R&D to now be slightly higher versus 2009 levels in absolute terms. But that now SG&A and R&D combined will decline year over year right as a percentage of total revenues.

This concludes my prepared remarks. Now I’ll turn the call over to Blaine.

Blaine Davis - Endo Pharmaceuticals - IR

Thanks very much, Alan. This concludes our prepared remarks and I will open the call up to the operator to begin our Q&A session.

QUESTION AND ANSWER

FINAL TRANSCRIPT

May 05, 2010 / 09:30PM GMT, ENDP - Endo Pharmaceuticals Conference Call to Discuss Acquisition of HealthTronics Inc.

Operator

(OPERATOR INSTRUCTIONS) Your first question comes from the line of Rich Silver with Barclays Capital. Please proceed.

Rich Silver - Barclays Capital - Analyst

Hi. Good afternoon and congratulations. I just wanted to, first of all, unfortunately, I was on the call a little late and perhaps it may be repetition, but can you go through sort of the key top-line growth drivers that you see from the acquisition over the next two to three years. If you can identify those that would be helpful.

Julie McHugh - Endo Pharmaceuticals - COO

Certainly. Thank you for the call. This is Julie. The short-term growth drivers for the HealthTronics business as we see it is an expansion of their current position partnership footprint through acquisition. Another driver is their proprietary cryoablation technology, which we believe we can help them grow through an overlay of our sales organization at Endo.

Thirdly, there [nascent] anatomical pathology business is a major opportunity for growth. And, again, we believe that with the proper investments and the Endo overlay to create additional reach and frequency against that product offering, that we can drive upside to the current forecast for lab services business.

We also believe that the opportunities for our respective organizations to develop a more customer intimate relationship with urologists, identifying additional patient care gaps that we can then exploit through our R&D organizations and our combined commercial organizations, are mid to-- you know, are midterm growth opportunities for us. So, again, we believe that there’s potential upside to what we have modeled into our current valuation for the acquisition.

Rich Silver - Barclays Capital - Analyst

And how much of that growth would be coming through the acquisitions that HealthTronics has planned versus the overlay as a result of the Endo sales force? And can you just maybe drill down a little bit more in terms of the sales forces, who’s calling on which docs and any kind of additional detail? That would be helpful.

Alan Levin - Endo Pharmaceuticals - EVP, CFO

Sure. So, Rich, this is Alan Levin here. The business itself for HealthTronics is a very steady state business in areas like lithotripsy, laser therapies and cryoablation.

We believe that there is an attractive opportunity for us to invest behind this business and bring our balance sheet to the table, and it would be our expectation to do that. But in the revenue guidance for 2010, we have not contemplated an acceleration of that over and above what is already contemplated by HealthTronics over the remainder of this year.

Beyond that we see synergies by the ability to leverage the HealthTronics channel and cross-selling opportunities that Julie can expand upon.

Julie McHugh - Endo Pharmaceuticals - COO

Yes, and just to be clear, the Endo sales organization is comprised of approximately 75 urology sales representatives. In the HealthTronics system there’s essentially about eight account vice presidents that partner with the partnerships. We would anticipate that the current structure, the current HealthTronics would remain in place and they would continue to develop the physician partnerships. And our reps would provide additional region frequency against some of their product offerings.

Alan Levin - Endo Pharmaceuticals - EVP, CFO

FINAL TRANSCRIPT

May 05, 2010 / 09:30PM GMT, ENDP - Endo Pharmaceuticals Conference Call to Discuss Acquisition of HealthTronics Inc.

I think what you’re also seeing here is an opportunity to offer a broader range of products and services to urologists, be it in lithotripsy or in laser procedures for BPH or for laser and cryo procedures in prostate cancer, that’s very complementary to our drug offerings with drugs like Vantis and Valstar for refractory bladder cancer and prostate cancer.

So it’s a wider range of offerings that we believe can now be offered to urologists. The relationships that HealthTronics has established with about a third of the urologists in the Company allow for deeper penetration. And we think the opportunity to bring our commercial resources to the table will enable us to accelerate the growth trajectory when combined with our balance sheet.

Dave Holveck - Endo Pharmaceuticals - President, CEO

Yes, and I think just as a follow-up on the combining with the balance sheet, I think-- and this is Dave Holveck. The opportunity to leverage the service capability as well as the mobile capability gives us, again, greater leverage in our BD efforts to secure, again, greater elements that can provide solutions to urologists, so specifically in the device field.

So, again, all of this does come together some very near-term, mid-term and then certainly some of the longer-term opportunities that we’re working in our own R&D area.

Blaine Davis - Endo Pharmaceuticals - IR

Thanks very much, Rich. Can we go to the next question, please?

Operator

Your next question comes from the line of Annabel Saminy with Thomas Weisel Partners. Please proceed.

Annabel Saminy - Thomas Weisel Partners - Analyst

Hi. Thanks for taking my call. Actually you guys provided a really nice explanation of how you’re going to leverage the account managers and your sales because I was having trouble getting my head around that. But I guess I just want to make sure I understand. Your-- the eight account managers will remain in place and will manage the relationships, and you’ll just continue to have the sales reps calling and offering the drug product? I just want to make sure that I’m understanding the synergy there.

Julie McHugh - Endo Pharmaceuticals - COO

Yes. That’s essentially-- the ABPs-- the role of the ABPs is to be a strategic partner with the physician practices. They are having a regular dialogue around innovations in the device space. They also are partners in ensuring that their physician partnerships have access to all of the technologies that are relevant within the urology space, that they have access to consumables, and they have access to maintenance services for all of the devices that the partnership is currently using.

It’s really a partnership based around providing the best technologies and the best service, the mobile service unit being (inaudible) component of that to the practice itself. Whereas, our reps are more geared towards selling therapeutics and services, we believe that there is an immediate opportunity for our reps to create broader-region frequency and awareness for their current anatomical pathology service offerings. So we see that as an immediate upside opportunity.

So that, in a nutshell, is how we see it playing out into the future.

Dave Holveck - Endo Pharmaceuticals - President, CEO

Yes, and I-- again, I’ll let James give a little bit more understanding of the ABP role. To me it’s an invaluable role and gives a real window into the urology practice. And, again, it’s that voice of the customer that I think we need to build out our business. So James?

FINAL TRANSCRIPT

May 05, 2010 / 09:30PM GMT, ENDP - Endo Pharmaceuticals Conference Call to Discuss Acquisition of HealthTronics Inc.

James Whittenburg - HealthTronics - President, CEO

Sure. So if you look at HealthTronics historically, the business has been centered around this co-investment concept, where HealthTronics is co-invested across three of our businesses through a partnership model. And we, in combination with the urologists, provide a delivery solution around a technology.

And so if you take lithotripsy, for example, we have a number of lithotripsy partnerships that have been in operation for over a decade. And the continuity in the relationship and the nature of the relationship is driven by the more consultative role that we play and the value proposition that we bring to the urologists in helping them access technology that’s ancillary to their practice in a context where they play a vital role in deciding how that technology is made available and where it’s made available and the quality of the technology that’s used.

And so when you look at how the relationship’s evolved, it’s a much, much more intimate relationship. It’s one of business partners rather than one of a customer/vendor relationship.

Now, if you look at HealthTronics from a different angle, one of the things that, as a company, I think historically we have found as a challenge is developing a robust, more traditional sales infrastructure within the Company. And part of that has been based on the way we evolved as a Company through the partnership arrangements.

This is really an opportunity to marriage-- to marry the Endo resources, the Endo sales infrastructure and sales reach in urology, together with a larger vision that Endo has relative to care delivery solutions with a very deep and intimate relationship that we bring to the table with the urologist.

Annabel Saminy - Thomas Weisel Partners - Analyst

Okay. And in terms of the services that you provide, the different technologies that you provide, are these go-to services, like, the first go-to services for the specific conditions that you’re treating, or is this one of, you know, like the second, third, fourth-line attempt to treat this particular condition that they have?

James Whittenburg - HealthTronics - President, CEO

So it depends on the condition or the procedure, and it depends on how you define the condition. So when you look at kidney stones, there are certain types of kidney stones where shockwave lithotripsy is absolutely the go-to procedure and has been the gold standard for years. And so that is our sort of flagship service when you look at the Company historically and will continue to be the go-to treatment option if you just look at the landscape of what’s out there in terms of potentially developing technologies.

When you look at laser BPH and cryotherapy, those are, with laser BPH, it’s not the go-to alternative today. You’d be looking at a [term]. But it’s a growing-- it plays a growing role in the treatment of benign prostate enlargement. And then when you look at cryotherapy, again, it goes to how you define the procedure itself. So there’s certain types of prostate cancer, for example, salvage prostate cancer, where cryotherapy I would say may be the gold standard. There are-- and it’s-- that’s treatment of prostate cancer after failed radiation therapy treatment.

And there are renal tumors that cryotherapy is used to treat. And I would say it may very well be the gold standard in that context. And so it just depends on the technology and how you classify the condition.

Alan Levin - Endo Pharmaceuticals - EVP, CFO

I think just to James’ point, the other analogy that we see is part of the value of combining Endo’s portfolio with the HealthTronics portfolio of offerings is really that it allows us to offer a product to urologists to various points in the care pathway.

Bladder cancer is another good example in that regard with our product for refractory bladder cancer as drug therapy, but the Synergo device from Medical Enterprises Group as a device that’s used post-surgical resection of the bladder. So an example there of having multiple product offerings depending on the physicians’ preference in terms of pathway to treatment.

FINAL TRANSCRIPT

May 05, 2010 / 09:30PM GMT, ENDP - Endo Pharmaceuticals Conference Call to Discuss Acquisition of HealthTronics Inc.

Annabel Saminy - Thomas Weisel Partners - Analyst

And just one more quick question. I noticed that the HealthTronics guidance for 2010 was $203 million to $208 million. So if you’re closing the deal in early third quarter, I mean, you’re only recording increase in revenues of about $80 million. So that’s-- just can you give us a sense of how you’re getting to that $80 million versus, say, taking half of the $203 million to $208 million?

Alan Levin - Endo Pharmaceuticals - EVP, CFO

Yes. So I think the real consideration there, Annabel, is really the timing of the close. We are in a tender offer, and the tender offer sometimes requires one or more extensions of time in order to get to the requisite number of shares. We consolidate proportionately depending on how much of the Company we acquire. And so completing the full acquisition may take a bit of time, and that’s reflective in the revenue guidance.

Annabel Saminy - Thomas Weisel Partners - Analyst

Okay. Great. Thank you.

Blaine Davis - Endo Pharmaceuticals - IR

Thanks, Annabel. Can we go to the next question, please?

Operator

Your next question comes from the line of Gregg Gilbert with Bank of America Merrill Lynch. Please proceed.

Gregg Gilbert - Bank of America Merrill Lynch - Analyst

Thank you. Good afternoon. I got on late too, so sorry if you covered some of this. But let me start with you, Alan, from a financial point of view. Are we essentially combining two companies’ existing sales and margin structures and having minimal synergy here, or would you describe it in a different way?

Alan Levin - Endo Pharmaceuticals - EVP, CFO

I would describe it a little differently. I think we believe that the combination of HealthTronics and Endo is a very synergistic combination, and we believe that those synergies will unfold over time. So the initial component here for 2010 is to bring the Companies together as quickly and efficiently as we can, and I think our guidance reflects that in large measure.

We believe that there is an opportunity to accelerate the growth trajectory from HealthTronics core offerings by investing more rapidly and robustly behind that through our balance sheet. We believe that there are opportunities with our commercial infrastructure, across selling opportunities, and that should result in broader and deeper penetration for both legacy Endo as well as legacy HealthTronics offerings. And that will begin to play out once the Companies come together, and we’ll see that as 2010 moves into 2011.

Gregg Gilbert - Bank of America Merrill Lynch - Analyst

And would it be fair to say that the synergies in 2011-- or the positivity from an EPS standpoint in 2011 should be greater than twice the 2010 accretion, even without revenue synergies, or how would you characterize that?

Alan Levin - Endo Pharmaceuticals - EVP, CFO

FINAL TRANSCRIPT

May 05, 2010 / 09:30PM GMT, ENDP - Endo Pharmaceuticals Conference Call to Discuss Acquisition of HealthTronics Inc.

I think that’s certainly fair. We’ll have a partial year this year to annualize. It’s certainly our expectation given the immediately accretive nature of this transaction that we’ll be able to leverage the accretive nature as ‘10 goes into ‘11.

Obviously we don’t provide specific guidance with 20-- with regard to 2011 at this point in time. Directionally I think you’re thinking in the correct direction.

Gregg Gilbert - Bank of America Merrill Lynch - Analyst

Great. And then for Dave and/or Julie, for this of us that are less familiar with the drug device synergy and concept, is there an industry proxy or two that you could point us to or at least partial proxies. And Dave, is this a concept that’s applicable to your other therapeutic areas? Thanks.

Dave Holveck - Endo Pharmaceuticals - President, CEO

Yes. Well, I think that the areas that I many times point to as, you know, sort of elements within the industry where drugs and devices are used in the management of a care pathway, [Opthalmix] is one and certainly the opportunities that are-- we certainly see in oncology is another way of utilizing that.

I think what we’re finding relative to-- and even in dermatology too, where you find, again, the opportunities where drugs and devices, procedurally based combinations, are used to get best outcome.

We think that, again, as we go forward in the new healthcare environment, a best outcome is what is going to be paid for. And, again, our ability to supply the notable aspects in that pathway are going to be critical. So when we use the term drug and device, it’s, again, how they fit against the treatment paradigm.

There are cases, and certainly the situation where we talk with the Synergo, that is a direct drug-device combination. And it would be very-- it would be approved as a drug-device combination. Julie?

Julie McHugh - Endo Pharmaceuticals - COO

So I would just add that the other element that we’re excited about with Synergo is the possibility that that type of approach may be able to be applied more broadly to other-- you know, other contained-vessel systems where chemotherapy treatment could be improved by the addition of the radio frequency ablation catheter.

So we-- as we close that deal, we will explore additional lifecycle opportunities for that particular drug device combination or potentially combinations with some of our own chemotherapeutic agents like Valstar or Urocidin for that matter.

Alan Levin - Endo Pharmaceuticals - EVP, CFO

And we see that as just-- as very indicative of the kind of opportunity that comes with the HealthTronics acquisition, the ability to very quickly leverage a mobile platform and the HealthTronics channel and diagnostic services to enhance the rapid uptake of these kind of novel therapies.

Gregg Gilbert - Bank of America Merrill Lynch - Analyst

Thanks. I’ll get back in line, guys.

Operator

Your next question comes from the line of Corey Davis with Jefferies. Please proceed.

Unidentified Participant

FINAL TRANSCRIPT

May 05, 2010 / 09:30PM GMT, ENDP - Endo Pharmaceuticals Conference Call to Discuss Acquisition of HealthTronics Inc.

Hi. Yes, it’s Greg (inaudible) actually filling in for Corey. I have three questions. One, and perhaps this question is better for James, there’s a mention of M&A then going forward, and if you could just give us your thoughts on what are the types of things you’re looking to add.

And the second question just has to do with your-- the Company’s overall view of licensing or acquiring therapeutics. It seems like you’re moving more into this more comprehensive products and solutions for urologists, and I just want to know if you’re moving away from therapeutics.

And then lastly just on the Medical Enterprises Group, is there any timing that you could perhaps point us to on around when Synergo might be approved? Thank you.

James Whittenburg - HealthTronics - President, CEO

Okay. On the first question, you know, one of the things that we faced historically at HealthTronics as a relatively small public company was the challenge of constantly prioritizing and then re-prioritizing opportunities, strategic opportunities, because the nature of our channel I think presents so many opportunities.

We look at opportunities on the device side, and a very good example of that is the Endo Care transaction. And we probably don’t have time to talk about that. But we look at acquisition on the services side. And a good example of that would be the Advanced Medical Partners acquisition that we completed in early 2008.

And so we do look at a number of opportunities, including also, you know, potentially relationships with manufacturers that may not necessarily involve an acquisition. And what this combination does is allows us to step back, look at the larger strategy that Endo has and with much greater resources, prioritize and pursue those opportunities.

I know that doesn’t give you real specific guidance on what’s next, but it certainly gives you a feel for the breadth of the opportunities that our channel, by its nature, presents.

Dave Holveck - Endo Pharmaceuticals - President, CEO

Okay. And relative to the therapeutic side, no, we’re not moving away. I mean, we have significant investment in a pipeline under the-- under guidance of (inaudible), and that aspect is spanning and focused a lot on the oncology area and in the pain space.

Of course, as you know, that we still are working in the testosterone area. And with the Hydron technology as well relative to delivery. So a fair amount of research dollar is being put to work for advanced therapeutic products.

What we feel though is that we really do need to expand this broader platform. And as we’ve said all along, we feel that the procedural aspects of drug and device, you know, works very well in the urology or the pelvic area in general, and certainly the oncology area is one of the focuses for therapeutics going forward.

And Julie?

Julie McHugh - Endo Pharmaceuticals - COO

Yes. The third question was with regard to Medical Enterprises Group and the timing of approval. Synergo is currently approved in Europe and in Israel and is on the market as being commercialized throughout Europe and in Israel. It’s currently not approved for use by the US FDA; however, the FDA gastroenterology and the urology devices panel unanimously recommended approval for Synergo with conditions.

We obviously will be digging in over the next course of the due diligence process, and we feel based on our initial due diligence that this product has an excellent chance for approval, and we will be able to provide more guidance after we get through the next series of due diligence exercises as we pursue the options.

Alan Levin - Endo Pharmaceuticals - EVP, CFO

FINAL TRANSCRIPT

May 05, 2010 / 09:30PM GMT, ENDP - Endo Pharmaceuticals Conference Call to Discuss Acquisition of HealthTronics Inc.

Yes. And I guess I would just add that drug therapy remains a core area of focus for us, as Dave said on the organic said as well as on the business development side. Pain remains a core area of focus for us as a therapeutic area for the Company as well. And we would anticipate that as our business development activities continue to unfold, that licensed products as well as acquisitions would feature in that mix.

Unidentified Participant

Okay. Thank you very much and congrats on the transaction.

Blaine Davis - Endo Pharmaceuticals - IR

Great. Can we go to the next question, please?

Operator

Your next question comes from the line of David Buck with Buckingham Research Group. Please proceed.

Jim Dawson - Buckingham Research Group - Analyst

Yes. It’s Jim Dawson for David Buck. Can you hear me?

Dave Holveck - Endo Pharmaceuticals - President, CEO

Okay. Could you talk about the cost savings and expected revenue growth from the acquired Company in 2011 and 2012?

Alan Levin - Endo Pharmaceuticals - EVP, CFO

We have not provided traditionally guidance out beyond the current year. We would certainly anticipate that some of the top-line synergies that we’ve been talking about over the course of this call would continue to unfold and accelerate as you get into the out years.

We don’t think that the transaction itself is really cost synergy consideration. In fact, we think it would be appropriate for us to invest behind the HealthTronics franchise in order to accelerate the growth from that.

Jim Dawson - Buckingham Research Group - Analyst

Okay. And then you did speak about this, about the operating expenses added for SG&A and R&D from the deal. Could you just go over that one more time as far as what it was in absolute terms and how it relates versus a percent of sales?

Alan Levin - Endo Pharmaceuticals - EVP, CFO

Sure. I think there are a number of things that I can say. So, first of all, we don’t actually provide specific line-item guidance, but what I can tell you is that for the legacy Endo side of our business, we continue to expect that our comments last week, in connection with our first quarter earnings release regarding gross margin, SG&A and R&D and our adjusted P&L will remain essentially intact.

We see opportunities to invest in the faster build-out of the HealthTronics business model to leverage a bigger and broader urology platform, and we’re very excited about that, and we really look forward to exploring that with HealthTronics Management team, who have agreed to stay on with us once the acquisition closes, under James’ leadership.

But our earnings guidance today does not reflect the incremental economics from any of those efforts.

FINAL TRANSCRIPT

May 05, 2010 / 09:30PM GMT, ENDP - Endo Pharmaceuticals Conference Call to Discuss Acquisition of HealthTronics Inc.

Absolute expense levels are very much dependent on the timing of the close of the HealthTronics transaction. The exception here is really R&D, where we continue to accelerate the pace of R&D investments in order to advance our pipeline. And we continue to expect to see year-over-year increases in R&D expenditures.

That’s really essentially driven by the legacy Endo business, as HealthTronics is predominantly a services company and, like its peers, doesn’t have much by way of R&D expense.

And with regard to SG&A, we remain financially disciplined with respect to our expenditures there. We expect that new approaches to customer segmentation in marketing as well as some of the annualization effects from last year’s legacy Endo restructuring will help to mitigate the cost -  the modest addition of HealthTronics SG&A spending later this year.

So when you look at SG&A and R&D in total, on an absolute basis, year over year, we would expect that to increase now, reflecting the addition of HealthTronics at some point in the third quarter. But if you look at those measures combined as a percentage of revenues, we would expect that to combine.

Jim Dawson - Buckingham Research Group - Analyst

Okay. Thanks. And lastly, just on the -  talk about the expected sales force build for Synergo, the Synergo system and what type of acquisition price range you’re talking about to acquire that system.

Alan Levin - Endo Pharmaceuticals - EVP, CFO

We are in the midst of negotiations on that, so it would be premature to comment on any of the terms of the transaction at this point in time.

Julie McHugh - Endo Pharmaceuticals - COO

I would add though that I believe that between our Endo 75 urology reps and the HealthTronics ABP team that we would be able to commercialize that asset without an incremental addition to our sales organization, but we’ll assess that as we go forward to ensure that that -  that, you know, whatever we do we will invest appropriate behind the (inaudible) to maximize its revenue potential.

Blaine Davis - Endo Pharmaceuticals - IR

Thanks, Jim. Can we go to the next question, please?

Operator

Next question comes from the line of Ian Sanderson with Cowen and Company. Please proceed.

Ian Sanderson - Cowen and Company - Analyst

Good afternoon. Thanks for taking the question. First, just looking at the HealthTronics P&L there’s a payment to non-controlling interest holders, presumably limited partners. Alan, can you tell us how that’s resolved in the merger?

And secondly, what is HealthTronics exposure to Medicare in terms of percent of revenues?

Alan Levin - Endo Pharmaceuticals - EVP, CFO

So with regard to the merge itself, the merger really doesn’t change the underlying financial reporting for HealthTronics itself. We will continue to consolidate the partnerships and will continue to recognize a-- or we will recognize a non-controlling interest expense for the limited partnership economics in much the same way that HealthTronics does.

FINAL TRANSCRIPT

May 05, 2010 / 09:30PM GMT, ENDP - Endo Pharmaceuticals Conference Call to Discuss Acquisition of HealthTronics Inc.

With regard to healthcare reform, I’ll let James speak to that. But I would say that part of the strategic thesis around our looking at drug plus device and diagnostic convergence is that we feel that this kind of strategy helps to mitigate the top-line pressures from healthcare reform. And so we look at this as yet another way to diversify risk in our commercial model.

James Whittenburg - HealthTronics - President, CEO

Great. In terms of the percentage of the HealthTronics revenues that were Medicare related, I would -  it’s very small, and I would just, as an explanation, point out that most of the services for which we bill, we bill the hospital. And the hospital ultimately is the party billing a government payer or a private payer. And so the business where we do bill Medicare is in our lab business. And just to put that in context, our lab business accounted for less than, you know, 7%, or maybe even less than that, of our ‘09 revenues. And so I would say a very small percentage is Medicare related.

Ian Sanderson - Cowen and Company - Analyst

And can I ask a follow-up on the non-controlling interest payout? And that has exceeded the consolidated net income, at least historically. So how does that change looking forward and make this a profitable entity to Endo?

Alan Levin - Endo Pharmaceuticals - EVP, CFO

Well, I think that there are a couple of elements in the HealthTronics business model, only some of which are really a function of the partnership structure for things like lithotripsy procedures. The labs business, for example, is a very fast-growing business for HealthTronics, and the Company enjoys full economics on that component of it.

The consumables that are associated with these device procedures is an area where, again, the Company enjoys full economics on that. And so as the procedures expand and as the fast-growing parts of the model continue to grow, we would expect that profitability certainly follows in that regard.

Julie McHugh - Endo Pharmaceuticals - COO

I would just add that with regard to the lab services and the cryotechnology, we also have an opportunity now with Endo to sell those technologies beyond the partnerships that HealthTronics is currently servicing, which represents about 30% of US urologists. But we believe we can reach a much broader percentage with the Endo sales organization.

Alan Levin - Endo Pharmaceuticals - EVP, CFO

And I think that the HealthTronics model is really-- there are really multiple models. Some-- there are some opportunities that are sold within partnerships. There are some opportunities that are outside of a pure partnership structure. There are, as (inaudible) case of Endo Care, where the Company actually owns the technology.

And as we bring our balance sheet to bear and acquire devices like Synergo, we think there’s an opportunity to leverage that component, and that certainly accelerates profitability as well.

Ian Sanderson - Cowen and Company - Analyst

Okay. Thank you.

Blaine Davis - Endo Pharmaceuticals - IR

Thanks, Ian. Can we go to the next question, please?

FINAL TRANSCRIPT

May 05, 2010 / 09:30PM GMT, ENDP - Endo Pharmaceuticals Conference Call to Discuss Acquisition of HealthTronics Inc.

Operator

Your next question comes from the line of John Newman with Oppenheimer & Company.

John Newman - Oppenheimer & Company - Analyst

Hi, guys. Thanks for taking the question. I just wondered if you could give us a sense as to whether there’ll be any NOLs included in the transaction, and if the $40 million transaction integration costs includes any kind of in-process R&D charge or if there will be one of those charges? Thanks.

Alan Levin - Endo Pharmaceuticals - EVP, CFO

Sure. So with regard to NOL themselves, it is a fluent-- it is a fluid situation when you acquire net operating losses from the Company. HealthTronics does have a reasonable amount of NOLs, but there are IRS limitations that subject an acquirer to limitations on both the magnitude of those NOLs that can be assumed as well as the timing of that.

We will need to do a 382 study, but certainly we believe that it is reasonable to anticipate some level of NOLs, and that would be incorporated as additional tax benefits over and above the operating synergies that we see coming from the transaction itself.

That is not factored into the $40 million that was listed in the GAAP to adjusted reconciliation. It is part of the tax line item that was factored into that adjustment.

John Newman - Oppenheimer & Company - Analyst

Okay. And then question for HealthTronics Management. Could you just briefly discuss the type of-- the level of share that you have in the various portions in your business? I believe you just mentioned a 30% with the urologists, but is that across all of your business areas?

James Whittenburg - HealthTronics - President, CEO

That is. And so if you look at any one business it would be less than that number. If you look at lithotripsy, and, again, we’re talking about the share of the shared service market for lithotripsy and excluding the device component of lithotripsy, and there are a number of device manufacturers in that space, we would have somewhere between a quarter-- well, we’d have roughly a quarter to a third of that market.

And then if you look at cryotherapy, we would have, on the device side, because we own the device in that space, we would have roughly, you know, 60% to-- 60% to two-thirds of that market. And on the services side in that market, I would say we have a substantially higher percentage, something that might more closely approximately have-- well, it would certainly be-- you know, it could be anywhere from 50% to 75%. That gets so fragmented that it’s-- it’d be difficult to strike the actual number.

And then the-- if you look at laser BPH, again, there’s the device component and the service component. I think on the service component we, again, would have potentially 30% or more of the market share. And on the device side, our participation is primarily through the consumables that are sold in relation to that business. And so I wouldn’t be able to easily hazard a guess on the device side.

Then when you look at lab and radiation therapy, I would characterize our current share of the anatomical pathology market, specific to urology, as minute. And that’s part of the reason that we believe that opportunity is so promising.

And then on radiation therapy, it would largely depend on how you define the market. If you’re defining the market as only centers that are euro specific, we would have a significant but not certainly a meaningful percentage of that market share, and I think opportunity there for growth.

If you’re defining it as part of the larger radiation therapy market, it, again, would be miniscule.

John Newman - Oppenheimer & Company - Analyst

FINAL TRANSCRIPT

May 05, 2010 / 09:30PM GMT, ENDP - Endo Pharmaceuticals Conference Call to Discuss Acquisition of HealthTronics Inc.

Okay. And just one quick follow-up. How should we think about growth of the overall markets that your business pieces cover versus growth going forward that’s going to be fueled by Endo investing behind your services?

James Whittenburg - HealthTronics - President, CEO

So I think it would be difficult to separate out the component of growth going forward that would be fueled by the Endo investment. But if we’re-- if we want to look at organic growth and focus on the lab first, that would be our number one opportunity. And not just because of our relatively or incredibly small current market share relative to the size of that market, but also because that’s where the added muscle from a sales infrastructure standpoint I think becomes relevant when you look at the two companies together.

When you go beyond the lab, I think the more significant opportunities would be in cryotherapy and in laser BPH. And both of those markets it would be tough to quantify, but, I mean, certainly significant growth rates.

When you look at lithotripsy, I would actually characterize lithotripsy as a mature market. There’s not going to be significant organic growth, but recall that, you know, for an average urologist, lithotripsy, on the ancillary income side could generate as much as 15% or 20% of the urologists’ income, and it’s an integral part of their practice. And the relationships we have around that business are what help to create the channel that we have.

And so when you take those organic growth opportunities and you try and look at how the Endo incremental investment might play a role, I think it depends ultimately on the types of opportunities that we think best leverage the combined resources. And while we’ve certainly considered the types of opportunities that would do that, it would be premature at this point to talk about or try and put a magnitude around that.

John Newman - Oppenheimer & Company - Analyst

Okay. Great. Thanks for answering all the questions.

Blaine Davis - Endo Pharmaceuticals - IR

Thanks, John. I think we have the opportunity for one more question.

Operator

Your last question comes from the line of Elliot Wilbur with Needham & Company. Please proceed.

Elliot Wilbur - Needham & Company - Analyst

Thank you. In just skimming through HealthTronics 10-K here, I didn’t really see any disclosure here regarding the revenue contribution from the various fee-generating segments. Just wondering if maybe you could get a sense of the breakdown. Is there any one particular segment that sort of dominates in terms of the revenue contribution?

And also in terms of thinking about this book of business, is it entirely a fee-based business or are there actually product or equipment revenues recorded?

James Whittenburg - HealthTronics - President, CEO

Yes. So the first question is a little easier from just a revenue standpoint you would consider lithotripsy to be the largest source of revenue today. And just on a run-rate basis, I mean, it’s fair to think of it in terms of half of the revenue derives from lithotripsy.

Going beyond that, you would look at the two other service businesses around cryotherapy and laser BPH. And you know, they’re roughly comparable. Actually, cryo is probably larger than laser BPH, but they both represent a significant component of the revenues. And then when

FINAL TRANSCRIPT

May 05, 2010 / 09:30PM GMT, ENDP - Endo Pharmaceuticals Conference Call to Discuss Acquisition of HealthTronics Inc.

you look at our lab and our anatomical pathology lab business and radiation therapy, those are relatively small portions of the revenue, accounting for probably less than, I would guess, 20% of the Company together.

And so when-- on your second question, talking about whether the business is primarily service-- fee-for-service oriented or device, that is the-- that’s one of the critical points in understanding the opportunity that HealthTronics presents is we start with the channel and the relationships we have with urologists and our mission, which is to improve patient care and improve practice economics for physicians. And we then look at both technologies and services as levers that we can plug in to the channel that we have.

And so we have both. On the cryo and laser side there is a very significant component that’s device oriented. And on the litho side as well. When you look at the lab, it’s primarily services, but certainly with litho, laser and cryo, there’s also a very heavy service component. I hope that answers your questions.

Elliot Wilbur - Needham & Company - Analyst

Yes. And I guess then it associates what was some of the equipment? Is it-- I mean, is there financing provided to the practitioners as part of the sell?

James Whittenburg - HealthTronics - President, CEO

No. We don’t provide financing in connection with the sale of equipment. That’s just not something we’ve done historically. That’s certainly not to say that it’s something we wouldn’t consider going forward.

Elliot Wilbur - Needham & Company - Analyst

Okay. And then we hit on some of the profitability metrics of the business, I guess. Can you just maybe give me a sense of kind of what the operating cash flow characteristics have looked like historically?

James Whittenburg - HealthTronics - President, CEO

Yes. I actually think that that’s something that would take some significant-- you know, some significant time because we have to look at it by business. And I would also add that we will be filing our first quarter Q on or before May 10, and so I’d be sensitive about discussing it given that.

Blaine Davis - Endo Pharmaceuticals - IR

Great. Thanks, Elliot.

Operator

I will now hand the call over to Dave Holveck for closing remarks.

Dave Holveck - Endo Pharmaceuticals - President, CEO

Thank you. And again, I thank you in the late evening for the attention. We feel that this is, again, another step forward in our mission to, again, adapt the business for greater diversity, greater growth and greater sustainable growth in a changing healthcare environment.

The questions that have come up relative to our intentions to move, you know, either away or are we in any way diminishing, no, we’re just diversifying. And this is, you know, a critical step.

FINAL TRANSCRIPT

May 05, 2010 / 09:30PM GMT, ENDP - Endo Pharmaceuticals Conference Call to Discuss Acquisition of HealthTronics Inc.

Therapeutics, pain are critical in our mission, and we will, again, look to advance that. So as we move forward in 2010 this is certainly a major step in the transformation aspect. More to come. And we look forward to, again, engaging with you on future deals as well as updates on our business.

Thank you very much.

Operator

Ladies and gentlemen, that concludes today’s conference. Thank you for your participation. You may now disconnect and have a great day.

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